Exhibit 99.1

Titan Medical Receives Nasdaq Delisting Notification and Discloses Plans for Appeal

TORONTO--(BUSINESS WIRE)--May 27, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design and development of a single-port robotic surgical system for application in minimally invasive surgery (“MIS”), today announced that on May 26, 2020 it received a Staff Delisting Determination letter (the “Determination”) from The Nasdaq Stock Market, LLC setting forth a determination to delist the Company's common shares from The Nasdaq Capital Market as a result of the Company's failure to comply with the Listing Rule 5550(b) which requires a minimum of $2.5 million in stockholders' equity, $35 million in market value of listed securities, or $500,000 in net income from continuing operations for continued listing (the “Deficiency”)

The Company intends to appeal the Determination by requesting a hearing before a Hearings Panel (the “Panel”) by June 4, 2020. A hearing request will stay the delisting of the Company's securities until a determination is made by the Panel. The Company’s common shares will continue to trade on the Nasdaq Capital Market pending the outcome of the hearing before the Panel. The Company will address the ongoing non-compliance matters before the Panel and will request additional time to cure the Deficiency. There can be no assurance that, following the hearing, the Panel will grant the Company's request for additional time to regain compliance with the Nasdaq continued listing requirements. If the Panel does not grant the Company's request for additional time to comply, the Company's securities will be subject to delisting. This announcement is made in compliance with Nasdaq Listing Rule 5810(b) which requires prompt disclosure of receipt of a Staff Delisting Determination.

The Company’s common shares will continue to trade on the Toronto Stock Exchange.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such forward-looking statements include statements about the risk that the Company will be unable to regain compliance with the Nasdaq Capital Market listing requirements and that its appeal to the Nasdaq listing qualifications panel will not be timely filed or will be unsuccessful, resulting in the inability of the Company to maintain its listing on the Nasdaq Capital Market, and the risk that an over-the-counter market will not trade the Company's shares if the Nasdaq Capital Market delists the Company. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report for the year ended December 31, 2019 (which may be viewed at www.sedar.com and www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com